FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-189017-05

From: CITI CMBS SYNDICATE (CITIGROUP GLOBAL MAR)
At: Jul 17 2014 15:39:26

Supplement to Free Writing Prospectus for CGCMT 2014-GC23

The depositor has filed a registration statement (including the prospectus) with the SEC (SEC File No. 333-189017) for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the depositor or Citigroup Global Markets Inc., any other underwriter, or any dealer participating in this offering will arrange to send to you the prospectus if you request it by calling toll-free 1-800-831-9146.

The Free Writing Prospectus dated July 15, 2014 (the “Free Writing Prospectus”) and the Structural and Collateral Term Sheet dated July 14, 2014 (the “Term Sheet”) are hereby updated as set forth below.  The information in this supplement dated July 17, 2014 (this “Supplement”) supersedes any contradictory information in the Free Writing Prospectus and the Term Sheet.  Defined terms used in this Supplement but not defined herein have the meanings given to them in the Free Writing Prospectus.  In all other respects, except as modified below, the Free Writing Prospectus and Term Sheet remain unmodified.

* The notional amount of the Class X-B certificates will be equal to the aggregate of the certificate principal amounts of the Class B trust component and the Class C Trust Component from time to time.

* The pass-through rate on the Class X-B certificates will generally be a per annum rate equal to the excess, if any, of (i) the weighted average of the net interest rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months), over (ii) the weighted average of the pass-through rates of the Class B trust component and the Class C trust component, as described in this free writing prospectus.

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For information purposes only. This is not a confirmation. Trade details are subject to terms and conditions contained in our official confirmation. We may make markets, buy/sell as principal or have a position in financial products herein. An employee may be a director of, and we may perform or solicit investment banking or other services from any company herein. We do not guarantee that this information is accurate, complete or that any returns indicated will be achieved. Price/availability is subject to change. This is not an offer to sell or a solicitation of any offer to buy any financial product. Changes to assumptions may have material impact on returns. For info, please contact your rep.